UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.	RIO GRANDE ENERGIA S.A.
Publicly-Held Company	Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ/MF) no.	Corporate Taxpayer’s ID (CNPJ/MF) no.
02.429.144/0001-93	02.016.439/0001-38
Corporate Registry ID (NIRE)	Corporate Registry ID (NIRE)
35.300.186.133	43.300.036.138

NOTICE TO SHAREHOLDERS

CPFL Energia S.A. (“CPFL Energia”) and its subsidiary Rio Grande Energia S.A (“RGE”), (jointly referred to as the “Companies”), hereby provide the following clarifications to its shareholders and the market in general regarding the merger operation of all shares issued by RGE into CPFL Energia’s shareholders’ equity (“Merger of Shares” or “Operation”) as approved at the Companies’ extraordinary general meetings held on December 18, 2007 (“AGEs”):

I.     Right of Withdrawal: Pursuant to the provisions set forth in Article 137, paragraph 1 of Law 6,404/76, the right of withdrawal to the Companies’ shareholders is limited to the shares held up to the date when the Material Fact about the Merger of Shares (“Material Fact”) was disclosed, that is to say, shareholders registered in the Companies’ records at the end of November 7, 2007, thus the right may not be exercised regarding the shares purchased after the aforementioned date.

Therefore, the date set forth in item 9.1 of the Material Fact disclosed on November 7, 2007 is rectified, so that to inform that only shareholders registered in the Companies’ records at the end of November 7, 2007 may exercise the right of withdrawal in question. Thus, the date informed in item 2 of the Notice to Shareholders disclosed on December 18, 2007 by the Companies and published on December 19, 2007, is also rectified, in order to change it to November 8, 2007.

II.     Amount of the Right of Withdrawal to Shareholders of RGE: Shareholders of RGE will have the option to exercise the right of withdrawal based on (i) the amount of the book value of stockholders' equity of the shares issued by RGE which, as recorded in the balance sheet as of September 30, 2007, corresponds to R$1.7852050311 per share issued by RGE; or (ii) the shareholders’ equity of shares issued by RGE calculated at market price, which corresponds to R$1.5647858801 per share issued by RGE.

Thus, the information in item 9 of the Material Fact disclosed on November 7, 2007 is rectified, regarding the net book value and equity value at market price of RGE, since said amounts refer to the unit of share issued by RGE and not to the lot of one thousand shares, as mentioned in the referred Material Fact.

São Paulo, December 20, 2007.

CPFL ENERGIA S.A.
José Antonio de Almeida Filippo
Vice Chief Financial and Investors Relations Officer

RIO GRANDE ENERGIA S.A.
Marco da Camino Ancona Lopez Soligo
Administrative-Financial and Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 26, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.